Exhibit 2.6

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

American Depositary Shares (“ADSs”) representing rights to five Class B Common Shares, nominal value P$1.00 each (the “Class B Shares”) of Telecom Argentina S.A. (“Telecom Argentina”), are listed and trade on the New York Stock Exchange and, in connection with this listing (but not for trading), our Class B Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of our Class B Shares and (ii) ADS holders. Class B Shares underlying the ADSs are held by JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York, “JPMorgan” or the “Depositary”), as depositary, and holders of ADSs will not be treated as holders of our Class B Shares.

Disclosures under the following items are not applicable to us and have been omitted: debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B of Form 20-F) and other securities (Item 12.C of Form 20-F).

Class B Shares

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Our Class B Shares are book-entry ordinary shares of nominal value P$1.00 each. The amount of Class B Shares issued as of the last of day of the financial year covered by the annual report to which this exhibit is attached is given on the cover page of the annual report. All issued Class B Shares are fully-paid and non-assessable.

Preemptive Rights (Item 9.A.3 of Form 20-F)

For a description of preemptive rights under Argentine law, see “Item 10—Additional Information—Memorandum and Articles of Association—Telecom Argentina’s capital stock—Preemptive Rights” in the annual report to which this exhibit is attached.

Upon the occurrence of any future increase in our Class B Shares, U.S. persons (as defined in Regulation S under the Securities Act) holding rights to our Class B Shares underlying ADSs or ADSs may be unable to exercise preemptive and accretion rights granted to our holders of Class B Shares underlying ADSs in connection with any future issuance of our Class B Shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to both the preemptive rights and the new Class B Shares underlying ADSs, or an exemption from the registration requirements of the Securities Act is available.

We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to Telecom Argentina’s Class B Shares underlying ADSs, and we cannot assure that we will file or maintain any such registration statement or that an exemption from registration will be available. Unless those Class B Shares underlying ADSs or ADSs are registered or an exemption from registration applies, a U.S. holder of Telecom Argentina’s Class B Shares underlying ADSs or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be assigned by the Depositary. If the rights cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of shares or ADSs located in the U.S. may be diluted proportionately upon future capital increases.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

All Telecom Argentina’s shares (which include Class A Shares, Class B Shares, Class C Shares and Class D Shares) have equal voting rights. However, Class A Shares and Class D Shares and the directors appointed by Class A and Class D Shares have certain veto rights pursuant to our bylaws and Telecom Argentina shareholders’ agreement. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement” and “Item 10—Additional Information—Memorandum and Articles of Association—Telecom Argentina’s capital stock” in the annual report to which this exhibit is attached.

Holders of ADSs are not entitled to attend or vote at a shareholders’ meeting but its Deposit Agreement (as defined below) provides for certain procedures to instruct the Depositary to vote the underlying Class B Shares in accordance with instructions provided by the holders of the ADSs. For voting instructions to be valid, the Depositary must receive them on or before the date indicated in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the Depositary to vote. See section “American Depositary Shares (Item 12.D.1and 12.D.2 of Form 20-F)—Voting Rights—How do I vote?” below.

Other rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Association—Telecom Argentina’s capital stock” in the annual report to which this exhibit is attached.

Requirements for Amendments of Articles of Incorporation (Item 10.B.4 of Form 20-F)

Pursuant to Argentine law, a general extraordinary shareholders’ meeting (in which all of our Class A shares, Class B Shares, Class C Shares and Class D Shares are entitled to participate with equal voting rights) is necessary for the amendment of our bylaws.

In addition to the approval by the general extraordinary shareholders’ meeting described above, pursuant to our bylaws: (i) as long as our Class A Shares represent at least 15% of Telecom Argentina’s common stock, approval by a Class “A” special shareholders’ meeting is required for the amendment of our bylaws and (ii) as long as our Class D Shares represent at least 15% of Telecom Argentina’s common stock, approval by a Class “D” special shareholders’ meeting is required for the amendment of our bylaws. See “Item 10—Additional Information—Memorandum and Articles of Association—Telecom Argentina’s capital stock—Shareholders’ Meetings” in the annual report to which this exhibit is attached. See also Section 4 of our bylaws filed as exhibit 1.1 to the Form 20-F to which this exhibit is attached.

Limitations on the Rights to Own Our Shares (Item 10.B.6 of Form 20-F)

See “Item 10—Additional Information—Limitations on foreign investment in Argentina.”

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Item 10—Additional Information—Change of control.”

Ownership Threshold (Item 10.B.8 of Form 20-F)

There are no provisions in Telecom Argentina’s bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of any change in the informed 5% voting stock ownership until it acquires control of that company, after which such person is subject to the disclosure regime applicable to controlling shareholders.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

Not applicable.

Changes in Our Capital (Item 10.B.10 of Form 20-F)

Pursuant to our bylaws certain changes in our capital require (in addition to the approval by a general shareholders’ meeting): (i) as long as our Class A Shares represent at least 15% of Telecom Argentina’s common stock, approval by a Class “A” special shareholders’ meeting; and (ii) as long as our Class D Shares represent at least 15% of Telecom Argentina’s common stock, approval by a Class “D” special shareholders’ meeting.

Such changes, which are listed in Section 10 of our bylaws, include (i) certain mergers by absorption or consolidation of Telecom Argentina and (ii) any issuance, grant, offer, sale, acquisition, redemption or purchase by Telecom Argentina of shares of any class or series of Telecom Argentina’s capital stock or other securities convertible into, or exercisable or exchangeable for, or options, warrants or rights of any kind to subscribe or acquire, shares of any class or series of its capital stock or other securities or any share restructuring, subdivision, exchange of debt or preferred shares for shares or vice versa, combination or reclassification of the capital stock of Telecom Argentina, or the entering into any agreement, contract, engagement or undertaking relating to the above, among others. See Sections 4 and 10 of our bylaws filed as exhibit 1.1 to the Form 20-F to which this exhibit is attached.

American Depositary Shares (Item 12.D.1and 12.D.2 of Form 20-F)

The ADSs are issued by the Depositary under the deposit agreement dated as of November 8, 1994, as amended, among Telecom Argentina, JPMorgan and the registered holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”).

The Depositary’s office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

For the purposes of this description, “you” refers to holders of the ADSs. You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the Depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you are a beneficial owner of ADSs and you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Argentine law governs shareholder rights. Because the Depositary or its nominee will be the shareholder of record for the Class B Shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the Deposit Agreement. The obligations of our company, the Depositary and its agents are also set out in the Deposit Agreement. Because the Depositary will actually hold the Class B Shares underlying your ADRs, you must rely on it to exercise the rights of a shareholder. The obligations of the Depositary and your rights as holder of ADRs are set out in an agreement among us, the Depositary and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

The following is a summary of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the form of ADR.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the Class B Shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The Depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on Class B Shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the Depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The Depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the Depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the Depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the Depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional Class B Shares or other rights, if we timely provide evidence satisfactory to the Depositary that it may lawfully distribute such rights, the Depositary will distribute warrants or other instruments in the discretion of the Depositary representing such rights. However, if we do not timely furnish such evidence, the Depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the Depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the Depositary determines in its discretion that any distribution described above is not practicable with respect to any specific ADR holder, the Depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property), or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability and added to future cash distributions).

There can be no assurances that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

See Section 5 (“Distributions on Deposited Securities”) of the Deposit Agreement and Section 10 (“Distributions on Deposited Securities”) of the form of ADR.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADSs?

The Depositary will issue ADSs if you or your broker deposit Class B Shares or evidence of rights to receive Class B Shares with the custodian and pay the fees and expenses owing to the Depositary in connection with such issuance.

The custodian will hold all deposited Class B Shares for the account and to the order of the Depositary for the benefit of ADR holders, to the extent not prohibited by law. ADR holders thus have no direct ownership interest in the Class B Shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited Class B Shares. Deposited securities may be delivered by the custodian to any person only under circumstances expressly contemplated in the deposit agreement. The deposited Class B Shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of Class B Shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled.

See Section 1 (“Issuance of ADRs”) of the form of ADR and Section 4 (“Issue of ADRs”) of the Deposit Agreement.

How do ADR holders cancel ADSs and obtain deposited securities?

When you turn in your ADR certificate at the Depositary's office, the Depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying Class B Shares to you or upon your written order. The ADR holder is entitled to electronic delivery through Caja de Valores, S.A. (or any successor central securities depositary organized under the laws of Argentina which acts as a registrar for the Class B Shares) of the Class B Shares at the time represented by the ADSs evidenced by the ADR. At the request, risk and expense of the ADR holder, the Depositary may deliver such deposited Class B Shares at such other place as may have been requested by such holder. The Depositary may only restrict the withdrawal of deposited Class B Shares in connection with (i) temporary delays caused by closing our transfer books or those of the Depositary or the deposit of Class B Shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, or (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities. This right of withdrawal may not by limited by any other provision of the Deposit Agreement.

See Section 6 (“Withdrawal of Deposited Securities”) of the Deposit Agreement and Section 2 (“Withdrawal of Deposited Securities”) of the form of ADR.

Record Dates

The Depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights,

•	to receive any notice or to act or be obligated in respect of other matters,

all subject to the provisions of the deposit agreement.

See Section 11 (“Record Dates”) of the form of ADR.

Voting Rights

How do I vote?

Holders of ADSs are not entitled to attend or vote at a shareholders’ meeting. The Deposit Agreement provides for certain procedures to instruct the Depositary to vote deposited Class B Shares.

If you are an ADR holder and the Depositary asks you to provide it with voting instructions, you may instruct the Depositary how to exercise the voting rights for the Class B Shares which underlie your ADSs. As soon as practicable after receiving notice from us of any meeting at which the holders of Class B Shares are entitled to vote, or of our solicitation of consents or proxies from holders of Class B Shares or other deposited securities, the Depositary shall, at our expense, distribute to the ADR holders a notice stating (i) such information as is contained in such notice, (ii) that each ADR holder on the record date set by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Class B Shares underlying such ADR holder’s ADSs and (iii) the manner in which such instructions may be given. Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions, the Depositary shall, in the manner and on or before the time established by the Depositary for such purpose, endeavor to vote or cause to be voted the Class B Shares represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing Class B Shares.

ADR holders of ADSs are strongly encouraged to forward their voting instructions to the Depositary as soon as possible. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that ADR holders and beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will receive voting materials in time to instruct the Depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

See Section 12 (“Voting of Deposited Securities”) of the form of ADR.

Reports and Other Communications

Will ADR holders be able to view our reports?

The Depositary will make available for inspection by ADR holders at the offices of the Depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our Class B Shares, and we furnish copies thereof (or English translations or summaries) to the Depositary, it will distribute the same to ADR holders.

See Section 8 (“Available Information”) of the form of ADR.

Fees and Expenses

What fees and expenses will I be responsible for paying?

See “Item 12—Description of Securities Other Than Equity Securities—Depositary Fees and Charges” in the Form 20-F to which this exhibit is attached.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the Depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the Depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the Depositary. If an ADR holder owes any tax or other governmental charge, the Depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the Depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

See Section 5 (“Taxes”) of the form of ADR.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, (ii) any distributions of Class B Shares or other property not made to ADR holders or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the Depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

See Section 13 (“Changes Affecting Deposited Securities”) of the form of ADR.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the Depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders of ADSs. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provision of applicable law.

See Section 16 (“Amendment”) of the form of ADR.

How may the deposit agreement be terminated?

The Depositary may, and shall at our written direction, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to advise holders of such termination, receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. A soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and this ADR, except to account for such net proceeds and other cash. After the date so fixed for termination, Telecom Argentina shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary and its agents.

See Section 17 (“Termination”) of the form of ADR.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the Depositary; limits on liability to ADR holders and beneficial owners of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the Depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Class B Shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the Depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of Class B Shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of Class B Shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the Depositary.

The deposit agreement expressly limits the obligations and liability of the Depositary, ourselves and each of our and the Depositary's respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders of ADSs may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable. In the deposit agreement it provides that neither we nor the Depositary nor any such agent will be liable to ADR holders of ADSs if:

•	any present or future law, rule, regulation, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or circumstance beyond our, the Depositary's or our respective agents' direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class B Shares for deposit, any ADR holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required.

Neither the Depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote.

See Section 4 (“Certain Limitations”) and 14 (“Exoneration”) of the form of ADR.

Disclosure of Interests

To the extent that the provisions of or governing any deposited securities or the rules or regulations of the Bolsa de Comercio de Buenos Aires or any successor stock exchange in Buenos Aires, Argentina, the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) or other governmental authorities may require disclosure of, or impose limits on, beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any instructions we may provide in respect thereof, and the Depositary will use reasonable efforts to comply with such instructions.

See Section 6 (“Disclosure of Interests”) of the form of ADR.

Books of Depositary

The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. ADR holders may inspect such records at the Depositary's office at all reasonable times for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the Depositary or requested by Telecom Argentina. The Depositary will maintain facilities for the delivery and receipt of ADRs.

See Section 3 (“Transfer of ADRs”) of the form of ADR.